Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549-0001

Attention:  Sonia Bednarowski
October 6, 2017

Re:         GasLog Partners LP
Registration Statement on Form F-3 (Registration No. 333-220736)

Dear Ms. Bednarowski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), GasLog Partners LP (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F‑3 (Registration No. 333-220736), so that the Registration Statement may become effective under the Securities Act by 4:00 pm (Eastern time) on October 10, 2017, or as soon as practicable thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform D. Scott Bennett at (212) 474-1132 or D. Ana Choi at (212) 474-1192, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

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Very truly yours,

GasLog Partners LP

By:	/s/ Nicola Lloyd
	Name:	Nicola Lloyd
	Title:	General Counsel